Exhibit 12
DST Systems, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	2016	2015	2014	2013	2012
Pretax income from continuing operations before adjustment for non-controlling interest and income or loss from equity investees	$252.0	$413.4	$710.0	$480.5	$533.4
Add:
Fixed Charges	30.9	31.7	35.2	42.2	50.8
Amortization of capitalized interest	—	—	0.1	0.1	0.1
Distributed earnings of equity investees	0.4	3.5	1.8	129.4	4.5
Subtract:
Capitalized interest	—	—	—	—	—
Pretax loss attributable to non-controlling interest	$(1.4)	$(0.1)	$—	$—	$—
Pretax income as adjusted	$284.7	$448.7	$747.1	$652.2	$588.8

Fixed charges:
Interest expense	$23.5	$23.8	$26.3	$34.2	$42.8
Interest capitalized	—	—	—	—	—
	23.5	23.8	26.3	34.2	42.8
Portion of rents representative of an appropriate interest factor	7.4	7.9	8.9	8.0	8.0
Total fixed charges	$30.9	$31.7	$35.2	$42.2	$50.8

Ratio of earnings to fixed charges	9.2	14.2	21.2	15.5	11.6